SPECIAL NOTICE TO HOLDERS OF
ATLANTIC GULF COMMUNITIES CORPORATION
COMMON STOCK
WHOSE ADDRESSES ARE OUTSIDE
THE UNITED STATES

Dear Stockholder:

         Enclosed you will find materials relating to the distribution (the "Rights Offering") by Atlantic Gulf Communities Corporation (the "Company") to holders of the Company's Common Stock, par value $.10 per share (the "Common Stock"), of record as of the close of business on June 20, 1997 (the "Record Date") of transferrable rights ("Rights") to subscribe for and purchase units (the "Units"), each Unit consisting of a share of the Company's Series B 20% Cumulative Redeemable Convertible Preferred Stock ("Series B Preferred Stock") and warrants to purchase two shares of Common Stock, on the basis of .10274 of a Right for each share of Common Stock held of record on the Record Date. Units may be purchased in integral multiples of three Units. If you wish to exercise any or all of these Rights, you must so instruct the Subscription Agent in the manner described in the accompanying Prospectus and Instructions as to Use of Atlantic Gulf Communities Corporation Subscription Certificates by 5:00 p.m., New York City time, on August __, 1997 (the "Expiration Date"). Rights not exercised by such time will expire and become worthless.

         ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO AMERICAN STOCK TRANSFER & TRUST COMPANY, THE INFORMATION AGENT, AT (800) [_______].